

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2013

Via E-mail
Scott Koenig, M.D., Ph.D.
President and Chief Executive Officer
MacroGenics, Inc.
9640 Medical Center Drive
Rockville, MD 20850

> **Re: MacroGenics, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted August 2, 2013**
> **CIK No. 0001125345**

Dear Dr. Koenig:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please update your financial statements pursuant to Item 3-12 of Regulation S-X.

2. Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

3. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5. We will deliver comments to your confidential treatment request under separate cover.

Prospectus Summary
Our Product Candidates, page 2

6. In the table on this page and on page 61, you include Teplizumab as a Phase 2 product candidate, although you are currently not actively developing it, the collaboration agreement relating to it has been terminated, and no proceeds from this offering will go to fund its development. In light of these facts, please remove Teplizumab from the tables describing your pipeline products, or alternately, please advise us as to your basis for including it.

Our Collaboration, pages 3-4

7. We note your disclosure in this section relating to collaboration agreements with Gilead, Boehringer, and Pfizer relating to unspecified DART products. Given that no product candidates have yet been identified under these agreements and given that future payments depend mostly on remote contingencies, please remove references to royalties and total potential grant fees and milestone payments from the descriptions in the prospectus summary. The more detailed descriptions of these agreements are better suited to the body of the prospectus, as they currently appear on pages 62-63.

Risk Factors
"We are an 'emerging growth company' and as a result…," page 32

8. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please state your election under Section 107(b) of the Act:
   - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
   - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised

accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Use of Proceeds, page 36

9. Please provide disclosure as to the amount of proceeds that you expect to devote to each of any of the six clinical trials that are currently ongoing or will begin by 2015. Additionally, to the extent that you may finance any of these trials with the proceeds, please disclose whether you expect the application of such proceeds to enable you to complete the trial. If not, please disclose what the application of these proceeds will allow you to accomplish as to each such partially funded trial.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Stock-Based Compensation, page 50

10. We have reviewed your stock-based compensation disclosures and have the following comments:

- Please tell us and disclose how you determined the cost of capital used for the issuances in January 2011. Tell us the source used to determine this rate.
- You indicate that the fair value of the stock option grants remained the same from January 2012 to November 2012. Please tell us why the agreement with Servier in which you received a $20 million option grant fee and eligibility for up to $1 billion in additional revenues did not have an impact on the fair value of the common stock.
- Similarly, you signed an agreement with Gilead in January 2013. Please tell us why this did not have an impact on the fair value of the stock option grants from January 2013 to March 2013.
- For the December 31, 2012 and March 31, 2013 valuations you state that you used the PWERM method to determine the valuation of your common stock. The PWERM method is normally used to allocate the value of the company between common stock, preferred stock, etc.   Please clarify what method you used to determine the value of the company as a whole.
- Please further clarify why the fair value of the common stock increased from $0.08 at March 8th, 2013 to $0.14 at March 31, 2013.
- Please update the stock option table on page 52 through the date of effectiveness of your registration statement. Also, please disclose in the filing any new equity issuances such as preferred stock, warrants, etc. through the date of effectiveness.
- Please note we may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining

Scott Koenig, M.D., Ph.D.
MacroGenics, Inc.
August 28, 2013
Page 4

the difference between the estimated offering price and the fair value of the most recent issuance.

Cash Flows
Operating Activities, page 57

11. Please revise your disclosure to discuss the reasons for the material change in your accounts payable.

Liquidity and Capital Resources
Contractual Obligations and Contingent Liabilities, page 58

12. Please provide a discussion here of the potential payment and consideration associated with the Asset Purchase Agreement with Tolerance Therapeutics, Inc. Also disclose the contingent payments in the Raven acquisition. Refer to pages F-26 and F-31.

Business
Overview, pages 62-63

13. In your discussion of collaboration agreements, we note your various references to "low double digit royalties." We also note disclosure in this regard on pages 43-44 and 83-85. Please refer to a narrower range of royalties in these instances, such as low teens or low twenties, for example.

Growth of the Biologics Market, page 68

14. Please clarify why it is more challenging to create and develop biosimilars to antibodies as opposed to other biologic products.

Product Candidate Pipeline, page 72

15. Please expand your disclosure to indicate whether investigational new drug (IND) applications were filed for the following product candidates:

- Margetuximab for the treatment of breast cancer;
- Margetuximab for the treatment of solid tumors; and
- MGA271 for the treatment of solid tumors.

If INDs for these product candidates and corresponding indications have been filed, please additionally disclose the identity of the filers and the dates the applications were filed. Alternately, where no IND has been filed, please explain why.

<u>Clinical Development of MGA271, page 79</u>

16. We note your reference to companion diagnostics that you plan to develop for Phase 2/3 trials of MGA271. Please expand on the exact role that companion diagnostics will play for the product candidate. Please clarify what patient population the diagnostic will identify and whether such a diagnostic will be necessary for successful completion of clinical trials. In addition, please disclose the identity of the collaborator, the terms of any related agreement, and file any such agreement as an exhibit to your registration statement. Alternately, if you are not substantially dependent on any such agreement, please advise us as to the basis of your conclusions.

17. Please identify any other product candidates for which the company intends to pursue development of a companion diagnostic. For each such companion diagnostic, please clarify what patient population the diagnostic will identify, whether the diagnostic will be necessary for successful completion of clinical trials, the identity of any collaborator, and the terms of any related agreement. Please file the agreements as exhibits to your registration statement or, if you are not substantially dependent on any such agreement, please advise us as to the basis of your conclusions.

<u>Teplizumab: Fc-Modified Antibody for Type 1 Diabetes, page 82</u>

18. Please expand the discussion of Teplizumab and the related Phase 3 clinical trials. Specifically, please define the endpoint of "a composite of HbA1c and insulin usage," and explain in greater detail how the drug failed to meet that endpoint.

19. You disclose that you retain worldwide rights to Teplizumab. Please disclose how you were able to reacquire these rights from Eli Lilly and disclose any applicable provision(s) in the terminated collaboration agreement governing such reacquisition. Additionally, please disclose, if applicable, any retained interest in the product that Eli Lilly may potentially hold.

<u>Servier MGA271 Agreement, pages 83-84</u>

20. Please clarify, if true, that the data package triggering the option will include data from the drug's Phase 1 trials and so will be presented to Servier after Phase 1 trials have concluded.

<u>Green Cross, page 88</u>

21. Please disclose the amount of royalties you may receive expressed as a percentage or range within 10%.

Collaborations, pages 83-89

22. Please expand the discussions of the term and termination provisions for the listed collaboration agreements to include all material information relating to applicable royalty terms. We view the royalty-term provisions of these agreements as material information to investors to the extent that they impact duration in the commercial phase.

23. We note your disclosure in Note 10 relating to an Asset Purchase Agreement with Tolerance Therapeutics which may require you to make certain milestone and other payments. Please identify this agreement and describe all material terms in the prospectus and file the agreement as an exhibit to your registration statement. Alternately, if this agreement is no longer material, please advise us as to the basis of your conclusion.

Intellectual Property, pages 89-90

24. For the intellectual property covering Margetuximab, MGA 271, MGD006, MGD010, and the DART Platform, please disclose the following information:

   - the exact number of issued U.S. patents and pending U.S. patent claims;
   - the specific type of patent protection relating to each issued or pending patent;
   - the expiration date of each of the identified material patents and the expected expiration date of each of the identified material patent applications; and
   - whether each issued or pending patent is owned by or licensed to the company.

   As to any licensed material intellectual property related to your product candidates or proprietary technology, indicate from whom such property was licensed and describe the material terms of the license agreement and the duration of the license including any conditions that must be satisfied in order to maintain the license. Please file all such license agreements as exhibits to your registration statement. Alternatively, provide us with your analysis as to why you are not substantially dependent upon any such licenses.

25. Please include a discussion of any material patents relating to your proprietary Cancer Stem-like Cell Platform technology.

26. We note your disclosure here and in the risk factor on page 25 stating that third parties hold patent claims to certain amino acid sequences encoding Margetuximab and MGA271. Please expand your disclosure to discuss what steps you are taking, if any, to protect patents you believe have been infringed by third parties.

Manufacturing, page 92

27. We note that you currently manufacture all of your drug substances in-house. Please clarify whether you obtain any raw materials from suppliers in order to complete such

manufacturing, and if so, please expand this section to describe your source of supply and clarify whether the raw materials necessary for manufacturing are available from more than one source.

FDA Approval Process, pages 94-98

28. As you are currently seeking FDA fast-track designation for Margetuximab, please expand the discussion in this section to describe the fast-track application process and purpose of the designation in this section.

Orphan Drug, page 98

29. If you do not anticipate that you will be applying for Orphan Drug designation for any of your product candidates, please clarify your disclosure to indicate that fact. If you intend to apply for Orphan Drug designation, please disclose the specific product candidates for which you will seek the designation in your business section.

Narrative to Summary Compensation Table, pages 106-107

30. We note your disclosure on page 29 stating that you have entered into employment letter agreements with your named executive officers. Please disclose all material terms of these agreements in this section and file these agreements as exhibits to your registration statement.

Principal Stockholders, page 113

31. Please disclose the number and percentage of shares beneficially owned by the principal stockholders prior to the offering in the table on page 113.

32. In footnote 5 to your Principal Stockholders table, please identify the natural person(s) holding sole or shared beneficial ownership of the shares held by CDP.

Description of Capital Stock, page 117

33. Please disclose the thresholds for voting on matters other than election of directors for holders of your common stock.

Shares Eligible for Future Sale
Lock-up Agreements, page 123

34. Once available, please file the form of lock-up agreement as an exhibit to your registration statement.

Notes to Consolidated Financial Statements
Revenues, page F-12

35. You state your accounting policy for both the Exclusive Licenses on page F-14 and the Right-to-Develop Agreements on page F-15 prior to the adoption of ASU 2009-13. Please clarify if the statements after your discussion of the ASU relate to your policy before or after the ASU.

5. Stockholders' Equity (Deficit), page F-19

36. You indicate that the conversion ratio is subject to change in the event specified dilutive transactions occur. Please clarify for us, and in your disclosure the nature of these dilutive transactions, and the impact on your accounting, if any.

5. Shared-Based Payments
Stock Option Exchange, page F-21

37. Please explain to us why expected volatility decreased from 62% in 2011 to 51% in 2012, and increased to 57% for the three months ended. Provide us the public companies used in your determination of expected volatility, and tell us whether, and if so, why the mix of companies has changed over the periods presented.

8. Collaboration and License Agreements, page F-26

38. For each agreement discussed in this footnote, please revise your disclosure to describe each substantive milestone and the related contingent consideration. Refer to ASC 605-28-50-2b.

   If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

   Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Tabatha Akins at (202) 551-3658 or Mary Mast at (202) 551-3613 if
you have questions regarding comments on the financial statements and related matters. Please
contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any other questions.

                                        Sincerely,

                                        /s/ Jeffrey P. Riedler

                                        Jeffrey P. Riedler
                                        Assistant Director

cc: Via E-mail
        Richard E. Baltz, Esq.
        Arnold & Porter LLP